LEEWARD CAPITAL CORP.

Unit 4, 1922 - 9th Avenue SE
Calgary, Alberta T2G 0V2 CANADA

Tel. (403) 265-4077
Fax (403) 265-6410

Trading Symbol: LWC

SEC 12g3-2(b) exemption: 82-3640

PRE



05005796

Date: February 3, 2005

Nithi Mountain Moly Project

Leeward Capital Corp. is in receipt of a preliminary geophysical interpretation of the helicopter-borne magnetic and multi-frequency resistivity survey completed in December 2004. A coincident soil geochemical and geophysical anomaly combined with geology and drillhole data have defined the initial drill target for the Nithi Moly Prospect. Examination of previous drilling results completed in the anomalous area confirms the presence of molybdenite mineralization associated with this feature.

Previous diamond drilling in Hole N-14 encountered a continuous zone of mineralization consisting of 115.8 m of 0.10% molybdenite (MoS_2) using a cutoff rate of 0.05% and ten-foot sample intervals. Moly mineralization was described from the surface to the top of this mineralized interval in the log of this hole, but due to poor sample recovery, was not analyzed. Immediately below this interval, an additional 54.8 m grading 0.05% MoS_2 was encountered followed by a 6.1 m unmineralized interval followed by an additional 67.1 m grading 0.058% MoS_2. A second drillhole (DDH R-81-1), located 100 m downhill toward the south, cut 104 m grading 0.05% MoS_2 within which intervals of up to 16 m grading 0.10% MoS_2 were encountered. In a third drillhole 200 m further downhill, no significant values were detected. This drill section appears to delineate a nearly flat-lying zone of molybdenite mineralization located along the edge of this coincident geochemical/geochemical anomaly.

Based on these results, an initial diamond drilling program is planned for March. This program is designed to confirm the previously reported results and to extend the area of known molybdenite mineralization. The company has sufficient funding in place to complete this program.

Additional staking of 661 hectares in the Nithi Mountain area was completed on January 12 in order to cover another moly target. Geological mapping, trenching, and limited diamond drilling previously were carried out in this area. The best intersections were 34 m grading 0.10 % MoS_2 (hole CP75-19P) and 0.24% MoS_2 over 21 m (hole CP75-5P).

For further information, contact James W. Davis at (403) 265-4077, ext.1.

No Canadian stock exchange has approved or disapproved the contents of this release.

web page: http://www.leewardcapital.com

e-mail: president@leewardcapital.com